Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion and Analysis

Quarterly Report
As at and for the Three-Month and Nine-Month Periods Ended April 30, 2012

Management’s Discussion and Analysis

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited condensed interim Consolidated Financial Statements and related notes to them for the three-month and nine-month periods ended April 30, 2012 and 2011 of SAND Technology Inc. (“SAND” or “Company”). For discussion regarding related-party transactions, contractual obligations, financial risk management, disclosure controls and procedures, internal control over financial reporting, and risks and uncertainties, refer to the Annual Report for the year ended July 31, 2011, as well as other public filings, which are available on SEDAR at www.sedar.com.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1934, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Company on July 31, 2012. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Company's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise indicated. SAND reports its unaudited condensed interim consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

Management’s Discussion and Analysis

Corporate Profile

SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

In April 2012, The Company announced that it had reduced its work force and had initiated a strategic review process. The Company’s revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

Quarterly Performance

The following table shows selected consolidated financial information of SAND, excluding the gain on sale of business segment during the three months ended October 31, 2011, for the eleven (11) most recently completed quarters. The consolidated financial information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	Year ending July 31, 2012
QUARTERLY RESULTS	Q3	Q2	Q1

Revenue	$889,143	$698,245	$600,341
Quarter-over-quarter variation	27.3%	16.3%	-58.8%

Cost of sales and product support	303,687	266,701	250,011
Quarter-over-quarter variation	13.9%	6.7%	-26.7%

Gross margin	65.8%	61.8%	58.4%

Total other operating expenses	1,884,075	1,658,925	1,587,928
Quarter-over-quarter variation	13.6%	4.5%	-22.0%

Profitability
Loss from continuing operations	(1,298,619)	(1,227,381)	(1,237,598)
Quarter-over-quarter variation in net income (loss)	205.8%	199.2%	-34.6%
Basic and diluted loss per common share	$(0.07)	$(0.07)	$(0.07)

Weighted average number of shares outstanding	19,392,303	19,135,129	19,116,636

Management’s Discussion and Analysis

	Year ended July 31, 2011				Year ended July 31, 2010
QUARTERLY RESULTS *	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$1,456,584	$1,002,596	$2,443,712	$1,968,779	$1,186,041	$966,654	$1,924,251	$2,485,465
Quarter-over-quarter variation	45.3%	-59.0%	24.1%	66.0%	22.7%	-49.8%	-22.6%	109.6%

Cost of sales and product support	341,155	284,470	283,520	326,184	215,100	331,920	340,533	307,120
Quarter-over-quarter variation	19.9%	0.3%	-13.1%	51.6%	-35.2%	-2.5%	10.9%	42.8%

Gross margin	76.6%	71.6%	88.4%	83.4%	81.9%	65.7%	82.3%	87.6%

Total other operating expenses	2,034,629	2,012,402	2,024,450	1,677,330	944,600	1,809,963	1,611,669	1,747,055
Quarter-over-quarter variation	1.1%	-0.6%	20.7%	77.6%	-47.8%	12.3%	-7.7%	85.0%

Profitability
Net income (loss)	(919,200)	(1,294,276)	135,742	(34,735)	26,341	(1,175,229)	(27,951)	431,290
Quarter-over-quarter variation in net income (loss)	-29.0%	-1053.5%	-490.8%	-231.9%	-102.2%	4104.6%	-106.5%	1537.3%
Basic and diluted loss per common share	-0.05	-0.08	0.01	0.00	0.00	-0.08	0.00	0.03
Weighted average number of shares outstanding	17,009,173	16,204,842	15,889,620	15,889,620	15,467,702	15,071,615	14,688,444	14,318,189

* Quarterly results do not reflect the removal of the discountinued operations

These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance of the Company.

Revenues

The following table provides a summary of the revenue growth for the three-month and nine-month periods ended April 30, 2012 and 2011:

	Three months	Three months
	ended	ended
	April 30,	April 30,
Revenue - Total and Variation	2012	2011
Revenue
Revenue	$889,143	$780,909
Year-over-year variation	13.9%

	Nine months	Nine months
	ended	ended
	April 30,	April 30,
Revenue - Total and Variation	2012	2011
Revenue
Revenue	$2,187,729	$4,101,153
Year-over-year variation	-46.7%

Compared to the three months ended April 30, 2011, there was an increase in our revenues for the three months ended April 30, 2012 resulting from higher support and maintenance revenue. The decrease for the nine months ended April 30, 2012 is attributable to the completion of a higher amount of sales of high value software licenses in Europe during the first half of Fiscal 2011 than during the first half of Fiscal 2012.

Management’s Discussion and Analysis

The Company has four geographical segments. The Canadian, United States, European and Australian segments all market the SAND/DNA Product Suite. The following table provides a summary of the changes in revenue by geographical segments for the three-month and nine-month periods ended April 30, 2012 and 2011:

For the Quarters:

	Canada
	Three months	Three months
	ended	ended
	April 30,	April 30,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$80,131	$171,551
Year-over-year variation	-53.3%

	United States
	Three months	Three months
	ended	ended
	April 30,	April 30,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$69,398	$119,614
Year-over-year variation	-42.0%

	Europe
	Three months	Three months
	ended	ended
	April 30,	April 30,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$738,828	$489,744
Year-over-year variation	50.9%

	Australia
	Three months	Three months
	ended	ended
	April 30,	April 30,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$786	$-
Year-over-year variation	100%	-

In Canada and the United States, sales for the three months ended April 30, 2012 were lower than the comparative previous year’s sales results due to decreased sales opportunities resulting from a sluggish North American economy.

In Europe, sales for the three months ended April 30, 2012 were higher than sales for the same period in 2011 mostly because of the timing of software sales and a higher amount of sales of support maintenance and services.

Management’s Discussion and Analysis

For the nine-month periods:

	Canada
	Nine months	Nine months
	ended	ended
	January 31,	January 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$410,543	$743,182
Year-over-year variation	-44.8%

	United States
	Nine months	Nine months
	ended	ended
	January 31,	January 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$256,047	$415,428
Year-over-year variation	-38.4%

	Europe
	Nine months	Nine months
	ended	ended
	January 31,	January 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$1,461,010	$2,942,543
Year-over-year variation	-50.3%

	Australia
	Nine months	Nine months
	ended	ended
	January 31,	January 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$60,129	$-
Year-over-year variation	100.0%	-

In Canada and the United States, sales for the nine months ended April 30, 2012 were lower than the comparative previous year’s sales due to decreased sales opportunities resulting from the continued sluggish North American economy and ever increasing competition.

In Europe, despite a relatively good third quarter compared to the same period in 2011, sales for the nine months ended April 30, 2012 were lower than the previous year’s sales results due to the overall decrease in the sales of product licenses and services.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the three-month and nine-month periods ended April 30, 2012 and 2011:

	Three months	Three months
	ended	ended
	April 30,	April 30,
Operating Expenses	2012	2011

Cost of sales and product support	$303,687	$242,957
Year-over-year variation	25.0%
Percentage of revenues	34.2%	31.1%

Research and development costs, net	374,571	287,763
Year-over-year variation	30.2%
Percentage of revenues	42.1%	36.8%

Selling, general and administrative expenses	1,509,504	1,497,228
Year-over-year variation	0.8%
Percentage of revenues	169.8%	191.7%

	Nine months	Nine months
	ended	ended
	April 30,	April 30,
Operating Expenses	2012	2011

Cost of sales and product support	$820,398	$762,727
Year-over-year variation	7.6%
Percentage of revenues	37.5%	18.6%

Research and development costs, net	1,068,660	902,517
Year-over-year variation	18.4%
Percentage of revenues	48.8%	22.0%

Selling, general and administrative expenses	4,062,268	4,105,486
Year-over-year variation	-1.1%
Percentage of revenues	185.7%	100.1%

a)	Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

During the three-month and nine-month periods ended April 30, 2012, cost of sales and product support increased compared to the previous year amount mostly as a result of the change in the mix of revenues as the Company generated fewer sales of software following the sale of the SAP ILM Product Line in the first quarter.

Management’s Discussion and Analysis

b)	Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

During the three-month and nine-month periods ended April 30, 2012, research and development costs increased slightly because the Company had not fully rationalized its workforce following the sale of the SAP Information Lifecycle Management (ILM) Product Line. During the fourth quarter, the Company announced that it has reduced its workforce eliminating a number of positions in Canada, the United Kingdom, the US and Germany in an effort to contain costs, some of which were in R&D.

c)	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs, promotional activities associated with the selling and marketing of our products and depreciation of capital assets. It excludes foreign exchange gains and losses and interest expense.

During the three months ended April 30, 2012, the Company maintained its level of selling, general and administrative expenses as the increase was less than 1% when compared to the three months ended April 30, 2011. During the nine months ended April 30, 2012, we marginally decreased our selling, general and administrative expenses by 1.1% when compared to the nine months ended April 30, 2011. While selling and administrative expenses remained high during the 9 month period as a result of the restructuring and sale of the SAP ILM Product line, the objective is for the company to decrease its selling, general and administrative expenses as the Company maintains its continued focus on controlling costs by keeping the headcount to an optimal level, spending selectively and effectively and controlling travel and entertainment.

Net Income

The following table provides a summary of the net loss for the three-month and nine-month periods ended April 30, 2012, and 2011:

	Three months	Three months
	ended	ended
	April 30,	April 30,
Net Income (Loss)	2012	2011

Net Income (Loss) before gain on sale of of discontinued operations	$(1,305,736)	$(1,398,298)
Year-over-year variation	-6.6%

Gain on sale of discontinued operations	$-	$-
Discontinued operations	$-	$32,993

Net Income (Loss)	(1,305,736)	$(1,365,305)
Year-over-year variation	-4.4%

Management’s Discussion and Analysis

	Nine months	Nine months
	ended	ended
	April 30,	April 30,
Net Income (Loss)	2012	2011

Net Income (Loss) before gain on sale of of discontinued operations	$(4,333,847)	$(2,046,502)
Year-over-year variation	-111.8%

Gain on sale of discontinued operations	$8,419,308	$-
Discontinued operations	$62,921	$715,812

Net Income (Loss)	$4,148,382	$(1,330,690)
Year-over-year variation	411.7%

During the three months ended April 30, 2012, our net loss was 1,305,736 as compared to a net loss of $1,365,305 during the three months ended April 30, 2011. During the nine months ended April 30, 2012, our net loss was $4,333,847 before the sale of the Company’s SAP ILM Product Line to Informatica Corporation, on October 4, 2011, for a consideration of US $8,000,000, as compared to net loss before discontinued operations of $2,046,502 during the nine months ended April 30, 2011. As a result of the sale transaction, the Company recorded a gain of $8,419,308 taking into account the full proceeds from the sale that are expected to be recovered, reduced by a small amount of capital assets transferred and legal and personnel expenses incurred. This divestiture concentrated the Company’s focus on Big Data and the rapidly-expanding Analytic Database market. The Company will not have any income taxes to pay on this transaction as it has sufficient income tax loss carryforwards from prior years to offset the gain.

During the nine months ended April 30, 2012, and mainly originating during the three months ended October 31, 2011, the Company incurred a large foreign exchange loss as a result of its significant holding of US cash and a US receivable from the sale of its SAP ILM Product Line. The net foreign exchange loss for the nine-month period ended April 30, 2012 was $421,929 while it was only $74,665 for the same period a year earlier. During the nine-month periods ended April 30, 2012 and 2011, loss from operations, before foreign exchange and interest expense, was $3,763,597 and $1,669,577, respectively.

Exchange Rates

	Nine Months Ended April 30,
Rates of Exchange	2012	2011	2010

At period end - U.S. dollar	$0.9879	$1.0015	$1.0693
Average for the period - U.S. dollar	1.0049	1.0182	1.0643

At period end - U.K. pound	1.6038	1.6075	1.7049
Average for the period - U.K. pound	1.5910	1.6023	1.7380

At period end - Euro €	1.3075	1.3745	1.4772
Average for the period - Euro €	1.3521	1.3590	1.5496

At period end - AUS	1.0290	0.9998	0.9452
Average for the period - AUS	1.0477	0.9829	0.9459

Liquidity and Capital Resources

Management’s Discussion and Analysis

a)	Financial Condition

Total assets of $5,274,101 as of April 30, 2012 were 138% higher than the July 31, 2011 total assets of $2,215,227 and 25% higher than the April 30, 2011 total assets of $3,431,051. The increase as at April 30, 2012 compared to July 31, 2011 is mainly attributable to the Cash balance of $2,964,770 as of April 30, 2012 being 266% higher than the July 31, 2011 balance of $810,745 and to the Accounts Receivable balance of $1,402,649 as of April 30, 2012 being 159% higher than the July 31, 2011 balance of $541,959. Capital Assets balance of $262,258 as of April 30, 2012 was 222% higher than the July 31, 2011 balance of $81,361.

The year-over-year increase is attributable to the Cash balance of $2,964,770 as of April 30, 2012 being 11 times higher than the previous year balance of $237,676 which was offset by the Accounts Receivable balance of $1,402,649 as of April 30, 2012 being less than one half the previous year balance of $3,297,896. Capital Assets balance of 262,258 as of April 30, 2012 was 5 times higher than the previous year balance of $42,611.

The increase in the Cash balance as of April 30, 2012 as compared to July 31, 2011 is mainly attributable to the Company’s sale of its SAP ILM Product Line to Informatica Corporation for a consideration of US$8,000,000. After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received proceeds of $ 7,546,016. The outstanding receivable from the transaction is $790,320 which will be received at the end of the holdback period relating to representations and warranties. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale.

Accounts receivable as of April 30, 2012 of $612,329 were higher as compared to the balance as of July 31, 2011 of $541,959 because of the timing of sales and collection.

Research and Development tax credits receivable as of April 30, 2012 decreased to $500,014 compared to the balance as of July 31, 2011 of $663,857 due to a refund received from the Quebec Provincial government pertaining to fiscal year 2010 tax credits.

There was only a small decrease in accounts payable and accrued liabilities as of April 30, 2012 of $28,368 or 3.6% as compared to July 31, 2011.

The decrease in Due to Shareholders from July 31, 2011 to April 30, 2012 (short term and long term) is attributable to a significant payment made to the Company’s former President and Chief Executive Officer from the proceeds of the sale of the SAP ILM Product Line in the amount of $1,397,894.

Deferred revenues as of April 30, 2012 of $1,784,757 (short term and long term) were lower as compared to the balance as of July 31, 2011 of $1,875,927 (short term and long term). The decrease is mainly attributable to an amount of $440,225 relating to the SAP ILM Product Line being written off against the gain on sale of the discontinued business. This write-down was offset by the receipt of contractual payments relating to certain service and support agreements during the last quarter.

As of April 30, 2012, there was a working capital surplus of $2,107,739 as compared to a working capital deficiency of $1,248,354 as of July 31, 2011 and as compared to a working capital deficiency of $1,002,935 as of April 30, 2011. Working capital deficiency has been calculated as the difference between current assets and current liabilities. The significant improvement in working capital between July 31, 2011 and April 30, 2012 is mainly attributable to the sale of the SAP ILM Product Line to Informatica Corporation for a consideration of US $8,000,000.

Management’s Discussion and Analysis

b)	Cash Flows

The Cash balance as of April 30, 2012 was $2,694,770 as compared to a Cash balance as of July 31, 2011 of $810,745 and as compared to a Cash balance of $237,676 as of April 30, 2011. The increase from July 31, 2011 to April 30, 2012 is attributable to the Company’s sale of its SAP ILM Product Line to Informatica Corporation for a consideration of US$8,000,000.

The Company generated a negative cash flow of $3,780,452 from operating activities during the nine months ended April 30, 2012 as compared to a positive cash flow of $825,140 from operating activities during the nine-month period ended April 30, 2011, representing an decrease in cash flow of $4,501,506 in fiscal 2012. For the nine months ended April 30, 2012, the net income of $4,148,382 was offset by the non-cash portion of the gain on sale of discontinued operations of $8,419,308. Changes in working capital items represented a decrease of $29,583 while they was an increase $1,161,804 for the same period a year earlier. The overall decrease in cash flows from operating activities is the result of lower sales and gross margin from the remaining activities compared to the same period in 2011.

Investing activities for the nine-month periods ended April 30, 2012 and 2011 were composed of capital expenditures of $218,004 and $19,219 respectively and of the proceeds from sale of discontinued operations in the amount of $7,546,016 in 2012.

Financing activities represent funds provided by shareholders and private investors and the issuance of share capital or units. The Company generated a negative cash flow of $1,409,491 from financing activities during the nine months ended April 30, 2012 as compared to a positive cash flow of $449,641 from financing activities during the nine months ended April 30, 2011, representing a decrease of $1,859,132. For the nine months ended April 30, 2012, the negative cash flow is mainly attributable to the significant payment made to the Company’s former President and Chief Executive Officer from the initial proceeds of the sale of the SAP ILM Product Line in the amount of $1,397,894. The Company also reimbursed the bridge loan of $1,000,000 that had been raised in the first quarter.

During the same period in 2011, the Company had cash inflows in the amount $406,829 coming from advances from a shareholder and private investors and $41,728 from a shareholder.

	As at	As at	As at
	April 30,	July 31,	April 30,
Financial Position	2012	2011	2011

Cash	$2,964,770	$810,745	$1,835,109
Working Capital (deficiency)	2,107,739	(1,248,354)	287,033
Total assets	5,274,101	2,215,227	3,431,051
Total liabilities	4,152,653	5,579,561	6,151,194
Shareholders' equity (deficiency)	1,121,448	(3,364,334)	(2,720,143)

Management’s Discussion and Analysis

c)	Long-term debt

As at April 30, 2012, the Company’s long-term debt consisted of the following:

a)

Convertible debentures consisting of 1,114 Units issued as part of a private placement transaction on April 18, 2008. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US $900, redeemable at the option of the Company if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of US$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above US$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of US$0.45 per share. Before the warrants expired on April 18, 2011, certain holders exercised 613,000 warrants and 501,000 warrants expired. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The redemption value of the convertible debentures on the maturity date, December 31, 2017, is US$1,777,944.

b)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,397,894 from the initial proceeds received on the transaction described in Note 13 of the Consolidated Financial Statements.

As at April 30, 2012, an amount of $522,558 (July 31, 2011 - $1,685,411), including accrued interest of $46,815 (July 31, 2011 - $481,751), was outstanding under the loan agreement.

Management’s Discussion and Analysis

d)	Contractual Commitments

The following table provides a summary of the contractual commitments for the next five years and thereafter:

2012	$78,518
2013	268,030
2014	267,546
2015	222,985
2016	200,704
Thereafter	315,893

$1,353,676

Subsequent Events

In June 2012, the Company announced that it had reduced its workforce eliminating 20 positions including executives in Canada, the United Kingdom, the US and Germany in an effort to contain costs. The Company believes that this initiative will allows it to further preserve capital while maintaining a core team to support our ongoing business, as it continues to progress in our strategic review process.

In addition, the Company had to delay the filing of its interim financial report and related management’s discussion and analysis for the interim period ended April 30, 2012 beyond the filing deadline of June 29, 2012 due to the departure of the Chief Financial Officer in early June 2012.

The Company was then advised by the Autorité des marches financiers (the “AMF”) that, in accordance with the guidelines set out in Policy Statement 12-203 respecting Cease Trade Orders for Continuous Disclosure Defaults, it had issued a cease trade order that prohibits all trading of the securities of the Company. The cease trade order will remain in place until lifted by the AMF upon application by the Company following the filing of the Required Filings.

Subsequent to the end of the quarter, the Company paid out $453,092 as a final settlement of an amount due a shareholder. The Company received a full release of the associated hypothec. There no longer remains any outstanding amount due to shareholders.

Going Concern

The condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the gain in the amount $8.4 million realized from the sale of the its SAP ILM Product Line, the Company has incurred operating losses in the past years and has accumulated a deficit of $40,785,623 as at April 30, 2012. The Company has also generated negative cash flows from operations. Historically, the Corporation financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Corporation’s control and there is significant uncertainty about the Corporation’s ability to continue as a going concern.

During the 9 month period ended April 30, 2012, the Company addressed some of the uncertainties described above by the following transactions:

Management’s Discussion and Analysis

1.	It successfully sold its SAP ILM Product Line and realized a gain of $8.4 million;
2.	It successfully negotiated a bridge loan in the amount $1,000,000 which was subsequently reimbursed with the proceeds of the sale of the SAP ILM Product Line;
3.	It reimbursed a portion of the due to a shareholder in the amount of $1,397,894;
4.

Subsequent to the end of the quarter, the Company reduced its workforce eliminating 20 positions including executives in Canada, the United Kingdom, the U.S. and Germany in an effort to contain costs. This initiative allows the Company to further preserve capital while maintaining a core team to support the ongoing business;

5.

The Company’s board of directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

Transactions with Related Parties

1)	Arthur G. Ritchie

(a)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

		i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or

		ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,329,781 from the initial proceeds received on the sale of its SAP Information Lifecycle Management (ILM) Product Line.

As at April 30, 2012, an amount of $522,558 (July 31, 2011 - $1,685,411), including accrued interest of $46,815 (July 31, 2011 - $481,751), was outstanding under the loan agreement.

In conjunction with the original loan agreement, the Company also issued 103,061 warrants to the significant shareholder, with each warrant entitling the holder to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

Management’s Discussion and Analysis

Subsequent to the end of the quarter, the Company paid out $453,092 as a final settlement of an amount due a shareholder. The Company received a full release of the associated hypothec. There no longer remains any outstanding amount due to shareholders (see Subsequent events).

(b)

The Company, effective November 1, 2009, also signed a consulting agreement and a marketing and sales assistance agreement with the former President and Chief Executive Officer. The consulting agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during the three months ended October 31, 2011 amounted to $105,065 (three months ended October 31, 2010 - $93,039) with a balance owing at April 30, 2012 of nil. Payments made under the consulting agreement during the year ended July 31, 2011 amounted to $210,130 with a balance owing at July 31, 2011 of $42,026.

(a)

Under the marketing and sales assistance agreement, the Company and the former President and Chief Executive Officer may identify prospective customers for the Company`s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expired on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2011 or fiscal year 2010.

(c)

The former President and Chief Executive Officer was entitled, under his previous employment contracts, to bonuses based on the gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. As at April 30, 2012 and July 31, 2011, bonuses payable amounted to nil and $165,386, respectively.

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 10. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders and a trustee in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. The inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder, such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

2)	Thomas M. O’Donnell

(a)

During fiscal year 2011 and fiscal year 2010, we obtained various loans from the Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (US$325,000) (2011: $41,728 (US$40,000); 2010: 299,893 (US$285,000)). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The loans bear interest at 10% and are payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (US$287,847), including accrued interest of $2,927 (US$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed which converted the principal value amounting to $341,621 (US$325,000) of the Promissory Notes. As at April 30, 2012, an amount of accrued interest of nil was outstanding (July 31, 2011 - $22,014 (US$23,040)).

(b)	During the nine-month period ended April 30, 2012, an amount of $60,294 (US$60,000) was paid to Mr. O’Donnell as per his compensation agreement.

3)	Private Placements

Management’s Discussion and Analysis

In May 2007, the Company completed a non-brokered private placement where the Company issued 1,500,000 Common Shares at a price of US$0.40 share for total cash proceeds of $675,795. In addition, the Company issued 750,000 share purchase warrants entitling two shareholders to purchase up to 750,000 shares of the Company at a price of US$0.60 for three years. One of these shareholders is Arthur G. Ritchie, the former Chairman and former President and Chief Executive Officer of the Company.

In April 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (US$1,002,600) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company, representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017 and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of US$0.70 per share. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of US$0.45 per share. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts.

In November 2009, the Company completed a non-brokered private placement where the Company issued 785,715 units for US$0.70 per unit, for total gross proceeds of $587,835 (US$550,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of US$0.50 per share.

In March 2011, the Company completed a non-brokered private placement where the Company issued 1,071,432 units for US$0.70 per unit, for total gross proceeds of $775,073 (US$750,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class A Common Shares and one warrant to purchase one Class A Common Share for an exercise price of US$0.50 per share.

On September 7, 2011, the Company completed a bridge loan in the amount of $1,000,000 from a group of investors. The bridge loan had a maturity date of November 30, 2011 with interest at 15% and warrants valued at $500,000 at a price of US$0.50 per warrant expiring September 7, 2014. Interest was prepaid from the proceeds of the bridge loan. The bridge loan was repaid in its entirety at the maturity date of November 30, 2011.

Outstanding Share Data

We are authorized to issue an unlimited number of Class “A” common shares without par value of which 19,531,636 are outstanding as at April 30, 2012. We are also authorized to issue an unlimited number of Class B shares without par value. No class “B” shares have been issued.

On November 6, 2009, the Company received proceeds of US$550,000 (CDN.$587,835) from private investors, including US$150,000 from the current President and Chief Executive Officer, which represented participation in a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) for Units in the Company at a price of US$0.70 per Unit, resulting in the issuance of 785,715 Units in the private placement. Each Unit consists of two Class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. The private placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

On March 17, 2011, the Company received proceeds of $775,073 (US$750,000) from private investors, including $341,621 (US$325,000) from the Chief Executive Officer, which represented participation in a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) for Units in the Company at a price of US$0.70 per Unit, resulting in the issuance of 1,071,432 Units in the private placement. Each Unit consists of two Class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. The private placement resulted in the issuance of 2,142,864 common shares and 1,071,432 warrants of the Company.

We have granted rights to purchase Class “A” common shares to holders of share awards granted on September 30, 2007. The granting of the share awards was conditional upon a period of continued employment service with the Company for 3 years. On September 30, 2010, the share awards issued to certain employees on September 30, 2007 became eligible for issuance following the successful completion of the 3-year employment condition with the Company. At September 30, 2010, as a result of terminations and resignations, there remained 277,500 shares that may be issued under the Share Award Plan. On December 17, 2010, in lieu of issuing common shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

Management’s Discussion and Analysis

In total, including the above-noted share awards converted into stock options, we have outstanding stock options, as of April 30, 2012, of 2,346,083 to purchase Class “A” common shares, of which 1,901,385 have vested as of April 30, 2012, to holders of stock options pursuant to our stock option plans.

We have also granted rights to purchase a total of 2,357,147 Class “A” common shares to holders of share purchase warrants pursuant to the issuance of a private placement on November 6, 2009, representing 785,715 share purchase warrants and the issuance of a private placement on March 17, 2011, representing 1,071,432 share purchase warrants and the completion of a bridge loan on September 7, 2011, representing 500,000 share purchase warrants.

A maximum of 2,228,000 Class “A” common shares may be issued upon the conversion of the convertible debenture units issued on April 18, 2008. Also, as at April 30, 2012, 594,133 Class “A” common shares are to be issued representing interest on the convertible debenture units.

Unaudited Interim Condensed Consolidated Financial Statements

The interim unaudited condensed consolidated financial statements present the Company’s consolidated balance sheets as at April 30, 2012, July 31, 2011 and August 1, 2010, as well as its statements of consolidated comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for the nine months ended April 31, 2012 and 2011. The financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ended July 31, 2012. Those accounting policies are based on the IFRS standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that the Company expects to be applicable as at July 31, 2012. These policies set out below have been consistently applied to all periods presented unless otherwise noted below. They are presented in Canadian dollars, which is the Company’s presentation currency.

As the interim condensed consolidated financial statements represent the Company’s initial presentation of its results and financial position under International Financial Reporting Standards (“IFRS”), they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Further, the financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending July 31, 2012. These policies set out below have been consistently applied to all periods presented unless otherwise noted below.

Until July 31, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the convergence to IFRS. In preparing the interim condensed consolidated financial statements, management has amended certain recognition and measurement methods to comply with IFRS. The comparative figures for 2011 were restated to reflect these adjustments. The interim condensed consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended July 31, 2011. Further, information considered material to the understanding of the Company’s interim condensed consolidated financial statements and which is normally included in the annual consolidated financial statements prepared in accordance with IFRS is provided in Note 14. Note 14 includes only those notes where the information presented has changed significantly from the information presented in the most recent annual financial statements prepared under Canadian GAAP. For notes where the information has not significantly changed, the current interim condensed financial statements only provide an update of that information.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 14 to the interim condensed consolidated financial statements.

Basis of Measurement

Management’s Discussion and Analysis

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for financial assets defined under IFRS as assets measured at fair value through profit and loss (“FVTPL”) which are measured at fair value.

Critical Accounting Estimates, Judgements and Assumptions

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make certain critical accounting estimates, judgments and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The carrying amount of assets, liabilities, accruals, provisions, contingent liabilities, other financial obligations, as well as the determination of fair values, reported income and expense in the consolidated financial statements depends on the use of estimates, judgments and assumptions. IFRS also requires management to exercise judgment in the process of applying the Company’s accounting policies. These estimates, judgments and assumptions are based on the circumstances and estimates at the date of the consolidated financial statements and affect the reported amounts of income and expenses during the reporting periods. Given the uncertainty regarding the determination of these factors, actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant items impacted by such estimates and judgments are outlined below. The foregoing list is not exhaustive and other items may also be affected by estimates, judgments and assumptions.

Leases
In applying the classification of leases in IAS 17, Leases, management considers its leases of buildings and equipment as operating leases. In some cases, the lease transaction is not always conclusive, and management uses judgement in determining whether the leases is a finance lease agreement that transfers substantially all the risks and rewards incidental to ownership.

Research and development tax credits
The Company’s management monitors whether the recognition requirements for research and development tax credit receivable continue to be met. The Company has made estimates of the recoverable amounts but research and development tax credits must be examined and approved by the tax authorities and the amount allowed may differ from the amount recorded.

Useful lives of depreciable assets
Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Company. The carrying amounts are analysed based on management’s estimates, judgements and assumptions but actual results may vary due to technical obsolescence.

Share-based payments
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the life of stock options and warrants granted and the time-period of exercise of those stock options and warrants. The model used by the Company is the Black-Scholes valuation model.

Management’s Discussion and Analysis

Reconciliation of IFRS to US GAAP

Certain IFRS principles, and previously Canadian generally accepted accounting principles (“Canadian GAAP”), used in the consolidated financial statements differ from accounting principles generally accepted in the United States of America (“US GAAP”). A reconciliation is prepared as part of the annual financial statements of the Company only. Reference is made to Note 20 of the most recent annual consolidated financial statements of the Company for the year ended July 31, 2011 for such reconciliation between Canadian GAAP, applied in the preparation of the consolidated financial statements for the year ended July 31, 2011, and US GAAP.

Significant Accounting Policies

The preparation of consolidated financial statements in accordance with IFRS requires management to adopt accounting policies that the Company believes are reasonable based upon the information available at the time these decisions are made. Accounting policies are not significantly different than those disclosed in the financial statements for the year ended July 31, 2011, except for accounting policies involving stock-based compensation. Refer to the unaudited condensed interim consolidated financial statements for the nine-month period ended April 30, 2012, for discussions on accounting policies and estimates that are the more important in assisting, understanding and evaluating the Company’s consolidated financial statements.

Changes in Accounting Policies

At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Financial Instruments
IFRS 9 Financial Instruments (IFRS 9)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Company’s management have yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Management’s Discussion and Analysis

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after 1 January 2013. Information on these new standards is presented below. The Company’s management have yet to assess the impact of these new and revised standards on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after 1 January 2013. The Company’s management have yet to assess the impact of this new standard.

Business Risks and Uncertainties

These remain unchanged from the factors detailed in SAND’s 2011 Annual Report.

Outlook

SAND has made a number of operational changes designed to change the way we conduct the business and significantly improve our sales. SAND’s leading technology for data warehousing during this time had few competitors. In the last few years we have seen a number of new vendors enter the space and SAND was not ready from a sales and marketing perspective to compete effectively with them. Our technology has been at the forefront of the market for years but the market was not mature. While SAND’s products are proven for advanced analytics and support extreme data mining, ad hoc analysis and on-line analytic processing, following the sale of its SAP ILM Product Line, The Company’s board of directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

The Company will continue to strategically pursue its research and development efforts in areas that are key to responding to current changing technology.

The Company will focus on controlling expenses by being cost-conscious but also attempt to improve its sales and marketing performance to generate revenue in local and international markets.

Off Balance-Sheet Arrangements

The Company does not have any off balance-sheet arrangements.

Controls and Procedures

There were no changes in the Company’s internal control over financial reporting identified in connection with the Company evaluation of these controls as of the end of the period covered by this report that could have significantly affected those controls, including any correction action with regard to significant deficiencies and material weakness.

Management’s Discussion and Analysis

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Additional Information

Additional information about SAND may be obtained from the website of the Company at www.sand.com or on SEDAR at www.sedar.com